EXHIBIT 99.28

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release February 24, 2003 Symbol: ORZ.TSX

OREZONE RESOURCES INC.

OREZONE COMPLETES $5,000,000 FINANCING

OREZONE RESOURCES INC. (ORZ.TSX) is pleased to announce it has completed a financing underwritten by Canaccord Capital Corporation acting as lead, and Westwind Partners Inc. Orezone has issued 12,500,000 units, priced at $0.40, for gross proceeds of C$5,000,000. Each unit is comprised of one Class A share and one-half of one Class A share purchase warrant. Each whole warrant entitles the holder to acquire one additional Class A share for $0.60 for 18 months following the closing.

With this financing, Orezone will have approximately C$6,500,000 in cash. Proceeds of this financing will be used to increase Orezone’s ability to define more resources on its several advanced projects in Burkina Faso, West Africa. Orezone will be testing its projects from now until the end of June 2003 with a minimum of 10,000m of drilling.

Orezone commenced drilling February 17, 2003 on its Essakan Project in northeast Burkina Faso. Essakan is optioned to Gold Fields Limited with Orezone as the operator. Gold Fields may spend US$8.0 million to earn a 50% interest and must complete a bankable feasibility study to earn 60%.

Orezone is a well-funded exploration company with the largest land holding of gold resources in Burkina Faso, West Africa. Orezone is focused on an aggressive growth strategy through exploration and development of quality projects.

For further information please contact:
Ron Little, President
OREZONE RESOURCES INC.
174 Cobourg St., Suite 201, Ottawa Ontario Canada K1N 8H5 tel 613 241 3699 fax 613 241 6005
email: info@orezone.com website:   www.orezone.com